Christian J. Hoffmann, III

Writer’s Direct Dial: 602.229.5336

Writer’s Fax: 602.229.5690

E-Mail: choffmann@quarles.com

January 28, 2009

Mr. Larry Spirgel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurios Inc.
Form S-1/A
Filed November 4, 2008
File No. 333-150881

Dear Mr. Spirgel:

We have reviewed your November 24, 2008 comment letter (the “Comment Letter”) regarding the Form S-1/A (the “S-1”) of Aurios Inc. (the “Registrant”) filed on November 4, 2008. On behalf of the Registrant, we submit this response letter along with Amendment No. 2 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

General

1.	Please update your financial statements to include the interim period ended September 30, 2008. See Rule 8-08 of Regulation S-X. Also, update your management’s discussion and analysis for the additional interim period.

The Registrant revised the S-1 to include unaudited financial statements for the interim period ended September 30, 2008 and 2007 and revised the S-1 on pages 22 through 23 to update the Registrant’s management’s discussion and analysis for such additional interim period in accordance with the Staff’s instructions.

Prospectus Summary, page 1

2.	We note your disclosure that you ceased being a wholly-owned subsidiary of TGE in June, 2007. However, your website still identifies Aurios Inc. as a subsidiary of TGE in the footer. Please confirm through disclosure that TGE currently owns no equity interest in Aurios Inc.

The Registrant revised page 1 of the S-1 to disclose that TGE currently owns no equity interest in the Registrant.

Mr. Larry Spirgel

January 28, 2009

Selling Security Holder, page 9

3.	We note that you have indicated the Mr. Attaway, Mr. Louis, and Mr. Gaines will own less than one percent of your outstanding common stock after the offering. However, this is inconsistent with their beneficial ownership disclosed in the table on page 30. Please revise accordingly.

The Registrant revised the S-1 on pages 9 and 10 in accordance with the Staff’s instructions.

Description of Securities, page 12

Series A Convertible Preferred Stock, page 12

4.	Please clarify how dividends on the Preferred Stock are cumulative. For example, explain whether the holders of the Preferred Stock are entitled to dividends at a certain rate. If not, explain how dividends are cumulative.

The Registrant revised the S-1 on page 12 to clarify how dividends on the Preferred Stock are cumulative.

Description of Business, page 15

Introduction, page 15

5.	Please disclose the year when you generated $255,000 of revenues.

The Registrant revised the S-1 on page 15 in accordance with the Staff’s instructions.

Business Strategy, page 15

6.	We note that you plan to utilize strategic partnerships with outside vendors that will enable you to avoid incurring costs prior to sales. Please provide more detail about the current status and nature of these strategic partnerships. Clarify what services (for example, marketing or manufacturing) these vendors provide or will provide to you. If you have not yet finalized such relationships, disclose why you believe you will be able to establish these relationships.

The Registrant revised the S-1 on page 15 in accordance with the Staff’s instructions.

7.	We note that your goal is to have your two new products reviewed and available for the 2008 Christmas shopping season. Given that it is already November, assess how likely it is that this goal will be met.

The Registrant revised the S-1 on pages 15 and 16 to address the Staff’s question.

8.	We note your reference to social networking websites such as Facebook and MySpace on page 16. If you are not currently marketing or selling your products on these websites,

Mr. Larry Spirgel

January 28, 2009

please delete these references or explain why you believe you will be able to market or sell your products on these or similar websites in the future.

The Registrant revised the S-1 on page 16 to address the Staff’s question.

9.	Discuss your efforts to date to establish the “affiliate program” referenced on page 16. If you have yet to engage in any significant efforts to establish such a program, please clarify that through disclosure. Also explain why you believe you will be able to establish such a program.

The Registrant revised the S-1 on page 16 in accordance with the Staff’s instructions.

10.	We note your statement that sales from your new distributor, Music Matters, have been steady to date. Please quantify the revenues you have generated through this distributor.

The Registrant revised the S-1 on page 16 in accordance with the Staff’s instructions.

Sales and Marketing. page 18

11.	We note that your plan to host a blog authored by individuals who carry influence within your industry. Disclose whether you have approached any such individuals and why you believe you will be able to attract such individuals.

The Registrant revised the S-1 on page 19 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

12.	In disclosure elsewhere in the prospectus, you indicate that you intend to use the proceeds of your December, 2007 private placement to rejuvenate the marketing of your product and increase revenues. However, almost a full year has passed since you raised these funds and it still does not appear that you have increased revenues. Rather, revenues in the first six months of 2008 actually continued to significantly decline. Please disclose the specific material actions you have taken since you raised the private placement funds.

The Registrant revised the S-1 on pages 22 and 23 in accordance with the Staff’s instructions.

Liquidity and Capital Resources, page 22

13.	Address the going concern opinion provided by your auditor and discussed in Note 7 to your financial statements and the reasons for this qualification. For example, although your auditor has expressed substantial doubt about your ability to continue as a going concern, you indicate here you have sufficient funds to operate for at least 18 months without external financing. Also discuss the commitment of a principal stockholder to provide funds to continue operation for at least 12 months referenced in Note 7.

The Registrant revised the S-1 in the Liquidity and Capital Resources section to provide that

Mr. Larry Spirgel

January 28, 2009

the Registrant has sufficient capital to operate for at least twelve months. In addition, the Registrant revised Note 7 to the financial statements to provide that there is no commitment by a principal shareholder to provided funds to continue operation for at least 12 months.

Based on the Registrant’s estimated budget, the Registrant believes it has sufficient capital to operate for the next twelve months with the capital it raised in 2007 through the sale of Preferred Stock in a private placement, yielding $115,000 in gross proceeds. The Registrant does not anticipate it will have any large capital requirements over the next twelve months. To meet the Registrant’s needs for cash after that point, it will use its cash reserves and it plans to generate operating income through increased sales volume. However, the Registrant can make no assurances in this regard. If the Registrant’s revenues do not increase and its cash flow is not positive or not sufficient to meet its working capital needs, the Registrant will need to seek to raise capital through the sale of its equity or debt securities. The Registrant has no commitments for obtaining such financing and there can be no assurance that it could obtain the necessary funds or obtain them on terms favorable to it.

14.	We note the following statement: “Positive cash flow will be realized by increasing our annual revenues to $100,000 between July 1, 2008 and June 30, 2009.” Please disclose the basis for this projection and the assumptions behind it. For example, explain whether you are relying on the success of new products, new distributor or affiliate relationships, or otherwise.

The Registrant revised the S-1 on page 23 in accordance with the Staff’s instructions.

15.	Please disclose how many vendors you currently work with to manufacture your products. Explain why these vendors manufacture your products at low prices for small orders. Disclose whether or not you have written agreements establishing these arrangements.

The Registrant revised the S-1 on page 23 in accordance with the Staff’s instructions.

Results From Operations, page 22

16.	Disclose how the revenues reported in each of the periods presented in the prospectus were generated. For example, if a material portion of the revenues in any such period were generated through a specific distributor or sales channel, identify such distributor or sales channel.

The Registrant revised the S-1 on pages 22 and 24 in accordance with the Staff’s instructions.

17.	Please discuss in more detail your planned internet based advertising efforts and the expected costs associated with those efforts.

The Registrant revised the S-1 on page 22 in accordance with the Staff’s instructions.

Mr. Larry Spirgel

January 28, 2009

Directors, Executive Officers, Promoters and Control Persons, page 26

18.	We note that you will appoint two independent directors to an audit committee “on or before” effectiveness of this registration statement. If you appoint new directors prior to effectiveness, please confirm that you will provide all required disclosure about such new directors in a pre-effective amendment to the registration statement.

The Registrant revised the S-1 in the Directors, Executive Officers, Promoters and Control Persons section because it does not intend to appoint two independent directors to an audit committee “on or before” effectiveness of the registration statement.

Sincerely yours,

/s/ Christian J. Hoffmann, III
Christian J. Hoffmann, III
For the Firm

cc: Paul Attaway